PRIVILEGED AND CONFIDENTIAL

Exhibit (d)(3)

CLEAN TEAM CONFIDENTIALITY AGREEMENT

This CLEAN TEAM CONFIDENTIALITY AGREEMENT (the “Agreement”), is entered into this 26th day of October, 2015, between Fairchild Semiconductor, Inc. (the “Company”) and the undersigned counterparty (the “Bidder”) (individually, a “Party,” collectively, the “Parties”), in connection with a potential negotiated transaction between the Company and Bidder (the “Proposed Transaction”), as contemplated by the confidentiality agreement, dated September 14, 2015, between Company and Bidder (the “Confidentiality Agreement”), and the related due diligence, valuation, synergy and efficiency development as set forth herein. Capitalized terms used, but not defined, herein shall have the meanings given such terms in the Confidentiality Agreement.

In connection with the Proposed Transaction, Company will grant certain Permitted Representatives of Bidder, as defined in Paragraph 2 below, access to information on a range of financial, management and operational issues related to Company’s businesses. This information is proprietary, secret and confidential, and will be disclosed to the other Party only on the following terms and conditions:

1.	Subject to Section 7 hereof, “Highly Confidential Information” shall mean written/tangible (or any discussions among the Company and its Representatives and the Permitted Representatives (as defined below) relating to such written/tangible), non- public, confidential or proprietary information, including without limitation, pricing, financial, business and technical information (i) that may be competitively sensitive, (ii) which is relevant to conduct further due diligence and (iii) that is either (a) designated at the time of disclosure to the Permitted Representatives as “clean team confidential” or for “outside counsel only”, or (b) (1) located in any folder (or any subfolder thereto) identified as “clean team confidential” or “outside counsel only” in the “Ferrari Dataroom” located at datasite.merrillcorp.com, or (2) any other data room that the Company identifies as “clean team” or “outside counsel only.” Notwithstanding the foregoing, “Highly Confidential Information” shall not include any materials that are posted to a folder in an area of the Ferrari Dataroom that is not identified as “clean team confidential” or “outside counsel only” (including any folder available as of the date hereof that was not identified as “clean team confidential” or “outside counsel only”), even if such material can also be found in a folder that is identified as “clean team confidential” or “outside counsel only”.

2.	“Permitted Representatives” shall mean (i) employees of Bidder listed in Exhibit A (or employees subsequently identified by Bidder from time to time that are reasonably acceptable to Company) who agree to be bound by the terms of this Agreement by signing a copy of a letter in the form attached hereto as Exhibit B (which exhibit shall be solely for the internal use of the employer of the signatory, and not to be relied upon by any Party other than the employer of the signatory); and (ii) outside advisers and attorneys of Bidder. Permitted Representatives shall have access to Highly Confidential Information except as otherwise provided herein.

3.	In no event shall any other employees or Representatives (other than Permitted Representatives) be permitted access to the Company’s Highly Confidential Information; provided, however, (1) Permitted Representatives shall be permitted to provide to the General Counsel of the Company redacted versions of Highly Confidential Information (each such document, a “Proposed Redacted Material”) that they propose to disclose to other employees or Representatives and (2) following the Company’s express written approval (which shall not be unreasonably withheld, conditioned or delayed) to the disclosure of such Proposed Redacted Material, such Proposed Redacted Material shall be deemed to be “Redacted Material” for all purposes of this Agreement. The Permitted Representatives shall be permitted to disclose any Redacted Materials to any other employees or Representatives of Bidder.

4.	Highly Confidential Information will be used by Bidder only in connection with evaluating, proposing and furthering the Proposed Transaction, including by conducting additional due diligence, valuation, synergy and efficiency development. No other use will be made by Bidder, or by its Permitted Representatives, of the Highly Confidential Information.

5.	Bidder shall take reasonable and appropriate measures to limit the use and distribution of Highly Confidential Information of Company and shall accordingly limit reproduction and distribution of Highly Confidential Information (other than reproduction by Permitted Representatives or distribution to appropriate Permitted Representatives); provided that any disclosure of Highly Confidential Information that is requested or required to be made under applicable law or the applicable rules or regulations of any securities exchange or similar self-regulatory organization shall be governed by the terms and conditions of Section 5 of the Confidentiality Agreement.

6.	Bidder shall limit disclosure and access to Highly Confidential Information it receives from Company to its Permitted Representatives, and even then any disclosure shall be limited to the extent necessary to complete the work contemplated by this Agreement; provided that any disclosure of Highly Confidential Information that is requested or required to be made under applicable law or the applicable rules or regulations of any securities exchange or similar self-regulatory organization shall be governed by the terms and conditions of Section 5 of the Confidentiality Agreement.

7.	After receiving Highly Confidential Information from Company, the Permitted Representatives may prepare a report summarizing the results of any analysis involving the Highly Confidential Information of the Proposed Transaction (a “Report”). Any such Report may include analyses based on Company’s Highly Confidential Information but a Report shall not directly or indirectly disclose competitively sensitive details of the Company.

8.	“Highly Confidential Information” shall not include information that (i) is or has become generally available to the public, other than as a result of a disclosure, or any action or omission, by Bidder, its affiliates or its Permitted Representatives in breach of this Agreement, (ii) was available to Bidder of a Representative of Bidder, or has become available to Bidder or a Representative of Bidder, on a non-confidential basis from a source other than the Company or its Representatives, provided that the source of such information was not bound by a confidentiality with Bidder or any its Representatives with respect to such material, or otherwise prohibited from transmitting information to Bidder or its Representatives by a contractual, fiduciary or legal obligation, or (iii) Bidder or a Representative of Bidder independently developed without reference to the Highly Confidential Information or any derivative thereof.

9.	This Agreement shall be effective as of the date hereof. The obligations of confidentiality and nonuse related to the Highly Confidential Information received under this Agreement shall be binding and in the event the Proposed Transaction is not consummated, continue in force until the termination of this Agreement in accordance with Section 17 hereof.

10.	The restrictions of this Agreement are in addition to, not in lieu of, those of the Confidentiality Agreement, and Highly Confidential Information shall be treated as “Evaluation Material” and Permitted Representatives as “Representatives” for purposes of the Confidentiality Agreement.

11.	No license or right is granted hereby to the receiving Party by implication or otherwise with respect to or under any patent application, patent, claims of patent or proprietary rights of the disclosing Party with respect to the Highly Confidential Information.

12.	It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

13.	Bidder acknowledges that money damages would not be a sufficient remedy for any breach of this letter agreement by any of Bidder, its affiliates, or its Permitted Representatives and consent to a court of competent jurisdiction entering an order finding that Company has been irreparably harmed as a result of any such breach and to the granting of injunctive relief without proof of actual damages as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by Bidder, its affiliates, or its Permitted Representatives of this Agreement but shall be in addition to all other remedies available at law or equity.

14.	This Agreement and all disputes or controversies arising out of or related to this letter agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any conflicts of law principles which would result in the application of the laws of another jurisdiction.

15.	The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

16.	This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

17.	This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either Party without the express written consent of the other Party hereto.

18.	This Agreement, and all obligations hereunder, shall terminate upon the earlier of (i) the first anniversary of the date hereof and (ii) the date of consummation of a possible Transaction between Bidder and Company.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date and year first above written.

Fairchild Semiconductor, Inc.

By:	/s/ Paul D. Delva
Name: Paul D. Delva
Title: Senior Vice President & General Counsel

Bidder

BY:	/s/ Mark N. Rogers
Company: ON Semiconductor Corporation
Name: Mark N. Rogers
Title: Vice President & Assistant General Counsel

[Signature Page to Clean Team Confidentiality Agreement]

FOR INTERNAL USE ONLY

EXHIBIT B

1. I,                                                  , have read the foregoing Clean Team Confidentiality Agreement (“Agreement”) dated October 26, 2015, for the protection and exchange of Company’s confidential information in connection with the potential acquisition of Company by Bidder (“the Proposed Transaction”), and agree to be bound by its terms with respect to any Highly Confidential Information that is furnished to me as set forth in the Agreement.

2. I further agree (i) not to disclose to anyone any Highly Confidential Information other than as set forth in the Agreement, and (ii) not to make any copies of any Highly Confidential Information furnished to me except in accordance with the Agreement.

3. I further agree that any Highly Confidential Information furnished to me will be used by me only for the purposes of conducting due diligence, valuation, synergy and efficiency development, and for no other purpose, and will not be used by me in any business affairs of my present employer or of my own or be imparted by me to any other person other than as set forth in the Agreement.

Agreed to and Accepted this          day of                      2015.

Signature:

Company:

Title:

Email address:

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